Filed by Rentokil Initial plc

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Terminix Global Holdings, Inc.

Commission File No.: 001-36507

Date: December 14, 2021

The following is a transcript of a conference call held at 8 am ET / 1 pm GMT on December 14, 2021, a recording of which was posted on the website of Rentokil Initial plc on December 14, 2021:

ACQUISITION OF TERMINIX GLOBAL HOLDINGS INC BY RENTOKIL INTIAL PLC

TRANSCRIPT OF CONFERENCE CALL AT 1.00 PM GMT ON 14 DECEMBER 2021

Operator

Hello all, and welcome to the Rentokil Initial Investor Conference Call. My name is Lydia and I will be coordinating your call this afternoon. (Operator Instructions) I'll now hand you over to your host, Andy Ransom to begin. Please go ahead, Andy.

Andy Ransom

Creating the Global Leader in Pest Control.

Hello everyone and thank you all for joining us today.

As you will have seen, we are delighted to announce a transformational agreement with Terminix - to create the world’s leading pest control company.

Disclaimer

Before we begin, I need to provide certain cautionary remarks about forward-looking statements. Except for historical information, the matters discussed may contain forward- looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including projections, estimates and descriptions of future events. Any such statements, are based on current expectations and current economic conditions, and are subject to risks and uncertainties that may cause actual results to differ materially from results anticipated in these forward-looking statements. In this regard, we direct listeners to the cautionary statements contained in our filings, including filings we will make with the

U.S. Securities and Exchange Commission.

Agenda

Now, I’m sure you’ll already have read today’s RNS and so, over the next few minutes, Stuart and I will simply highlight some of the key points from today’s announcement, and then we will be delighted to take any questions.

Let me start with a summary of the transaction, and then, why we believe this to be a combination with excellent industrial logic.

Introducing a Transformational combination

After comprehensive access to Terminix’s management and data, as well as extensive discussions between our two companies and with the benefit of input from our advisers and experts, the Boards of both Rentokil Initial and Terminix – are unanimous in their agreement

– that this definitive agreement, under which Rentokil Initial will acquire Terminix, is a highly value creating combination.

We believe the deal to be a win for colleagues, a win for customers and, in particular, a win for shareholders, who will all benefit from this strategic combination.

Bringing together these two highly complementary businesses creates:

•	A clear global leader in Pest Control and Hygiene & Wellbeing services - with around 4.9 million pest control customers and 56,000 colleagues around the world; and

•	The leading pest control business in North America, which is, of course, the world’s largest pest control market - and which has been our key strategic focus for several years.

The Combined Company will have an attractive financial profile, and is expected to be highly cash generative.

Assuming the transaction had completed on 31 December 2020, the Combined Group would have generated:

•	Revenues of US$5.7bn (or £4.3bn);

•	EBITDA of US$1.2bn (or £897m); and

•	Free Cash Flow of US$608m (or £458m).

We will continue to target ‘Net Debt to EBITDA’ of 2.0 to 2.5x in the medium term, consistent with our BBB rating.

As Stuart will cover in a moment, the Combination is expected to generate material annual pre-tax, synergies of at least $150m (or £113m) by the third full year post completion. We anticipate the run rate synergies to accumulate at approximately 30%, 80% and 100% in the first, second and third 12-month periods respectively, post completion.

The transaction, which we expect to close in the second half of 2022 - subject to the approval of both ours and Terminix’s shareholders - is expected to be accretive to Rentokil Initial’s Earnings Per Share in the first full year post completion, with a mid-teens percentage increase.

Delivering our plan will be a highly experienced array of talent from both organisations. The Group will continue to be incorporated, headquartered and domiciled in the UK, with our ADRs listed on the NYSE following registration under US securities laws.

So, a strong financial case…

Compelling Strategic Rationale

….but also a highly strategic combination with excellent industrial logic…

A Combination with a Highly Compelling Industrial Logic

…supported by increased scale and leadership in the global pest control market and substantially increased scale in North America, providing an enlarged platform for profitable growth. It will be a complementary and synergistic portfolio combination and an attractive financial profile.

So, let me take each one briefly in turn.

A Combination with a Highly Compelling Industrial Logic /1: Increased scale and leadership in the global pest control market

Firstly, the agreement increases our scale and leadership in the global Pest Control market:

•	These are two outstanding pest control companies, and together we will combine the expertise of Terminix in the Residential & Termite sectors, with the global strength of Rentokil in the Commercial sector.

•	With a larger global market share we will be strongly positioned in this attractive market – which benefits from the structural growth drivers of population growth, urbanisation and growing middle classes – and is expected to grow by at least 4.5% per annum in the medium term.

A Combination with a Highly Compelling Industrial Logic /2: Substantially increased scale in North America, providing an enlarged platform for profitable growth

The second strategic reason is the substantial increase in scale in North America, where we are building a platform for profitable growth, and where the deal will bring us excellent city- based route density:

•	As you can see on the right of the slide, North America is the world’s largest pest control market, accounting for 51% of the global market. With 20,000 pest control companies, it’s a highly competitive market and, as we showed at our recent Capital Markets Day, there remains a significant growth opportunity through innovation, digital and sustainability, and with the ‘spend per capita’ on pest control continuing to increase.

•	The combination adds around $1.9bn in pest control revenues in North America – building scale and increasing route density – where Terminix is the most recognised brand for termite and pest management, operating from 375 locations and visiting 50,000 of its 2.9m customers each day. The Terminix brand is very well known in the US and we intend to continue to use it for residential and termite control.

A Combination with a Highly Compelling Industrial Logic /3: A complementary and synergistic portfolio combination; and

The third area of industrial logic is the complementary operational and cultural fit between the two companies.

Both companies have a very similar operating playbook – focused on people, customer service, innovation, technology and sustainability – Rentokil is further advanced on the journey and, using our experience, we would expect to move Terminix ahead at pace, whilst also sharing best practices and learning from Terminix. As part of this commitment, post completion, we will also be opening our first dedicated pest control innovation centre in the US.

With complementary ways of working, service lines and geographic footprint –we have a clear opportunity to deliver significant cost synergies of at least $150m by the third full year post completion.

A Combination with a Highly Compelling Industrial Logic /4: An attractive financial profile.

The fourth strategic reason is, of course, an attractive financial profile.

The Combined Group’s operating scale efficiencies will enable it to realise margin expansion opportunities - increasing Group Net Operating Margins through cost reductions and operational efficiencies by around 100bps in each of the three full calendar years post completion, creating flexibility to deploy capital strategically and drive value for shareholders, including pursuing bolt-on and new-entry acquisition opportunities that will extend the Group’s capabilities into new markets, segments and cities of the future.

So, this combination of highly complementary businesses, creates the global leader in pest control, with far greater scale and density in North America with a strong balance sheet and excellent free cash flow; delivering run rate net synergies of at least $150m by the end of year three; with a highly experienced management team, with a proven operating model to execute quickly and effectively; and a commitment to investment credit grade rating, supported by our leverage policy.

So, with that - let me now hand over to Stuart to go through the financials in a little more detail... Stuart…

Stuart Ingall-Tombs

Delivering Significant Value to Shareholders

Thank you Andy.

So let me start with a high-level view of the Combined Group which brings to life the excellent strategic logic that Andy has just spoken about.

Creating a global leader in pest control

Pest Control is an outstanding market with structural growth drivers, and in Rentokil, we have a world-class business that, as we highlighted at our recent Capital Markets Day, has grown revenue and profits by a CAGR of around 15% since 2013.

This transaction increases our exposure to the $22bn global pest control market and in North America, a market that accounts for around half of that number.

•	In 2020, Pest Control accounted for 62% of our Group Ongoing Revenues – the Commercial sector accounted for 50% and Residential 12%. As a Combined Group our exposure to pest control increases to 75% of Group revenues with a far greater balance between Commercial and Residential.

•	North America previously accounted for 44% of our Group Revenues and this would increase to around 61% for the new Combined Group – but still with strong positions in the UK, Europe and Emerging markets – as we continue to execute our ‘cities of the future’ strategy.

So greater scale in our key growth category and our key growth market.

Terms of the agreement

Under the terms of the Agreement, at Closing, Rentokil Initial will issue to Terminix shareholders aggregate consideration comprising of approximately 643.3 million new Rentokil Initial shares and approximately US$1.3bn in cash.

Based on Rentokil Initial’s 5-day average daily volume weighted share price and the 5-day average of the Sterling-US Dollar exchange rate over the period ending on 10 December 2021, the Combination values the entire share capital of Terminix at US$6.7bn; implying a value of US$55 per Terminix common stock and a consideration mix from Rentokil Initial in total of 80% stock and 20% cash.

Terminix shareholders may elect to receive all cash or all stock consideration, and the aggregate consideration represents 80% stock and 20% cash.

So now turning to the significant synergy potential for the Combined Group.

Value Creation: Synergies & Integration

Both companies believe that the transaction will create significant value for shareholders, who will be able to participate in the Combined Group’s continued success through their ownership in the global leader in this high-quality growth market.

As Andy mentioned earlier, the Combination is expected to generate material annual pre- tax, run-rate cost synergies of at least $150m in the third full year post completion, with run rate synergies expected to be around 30% in the first 12-month period post completion.

Synergies will be achieved from a broad range of sources, including operational and route density, procurement leverage, property rationalisation, reduced corporate costs and efficiencies in administrative functions and overheads.

Savings will also be made in sales and marketing effectiveness and by leveraging the best of both companies’ technology and IT systems.

And just to give you a high-level indication of how this breaks down:

•	Back office synergies from reduced corporate costs, and scale efficiencies in administrative functions and overheads, will represent around 50% of total synergies; and

•	Combining our branches and routes will drive service productivity and savings in property costs, and this will also represent around 50% of total synergies.

Additional (non-operating) synergies of approximately $11m include a reduction in the cost of financing.

In achieving these synergies, the Combined Group expects to incur aggregate cash implementation costs of approximately US$150m, approximately half of which will be incurred in the first 12 months, post completion.

So, a wide range of synergies to be delivered across both businesses to be executed by teams from both companies, with high levels of experience of M&A integration.

Committed to Medium-Term Growth Targets

Just a note on targets - we recently upweighted our Group Financial Targets at the Capital Markets Day in September - and following Completion, we expect to continue to target the same medium-term growth rates, as we set out, and as you can see on the screen.

Timing to Completion

In terms of timing – the transaction is expected to close in the second half of 2022, subject to, among other things:

•	Firstly, obtaining approvals from Rentokil Initial and Terminix shareholders. A shareholder circular, together with notice of the relevant shareholder meeting, will be distributed to Rentokil Initial shareholders in due course

•	Secondly, obtaining U.S. regulatory approval; and

•	Thirdly, approval of the new Rentokil Initial shares for listing on the London Stock Exchange and the Rentokil Initial ADRs on the New York Stock Exchange.

Completion of the transaction is not subject to any financing condition.

Attractive Proposition for Shareholders

So, in summary:

•	Our Combined Group will have an attractive financial profile, with the opportunity to increase Group Net Operating Margins through cost reductions and operational efficiencies by about 100bps in each of the full three calendar years post completion.

•	The Transaction is expected to deliver EPS accretion of mid-teens percent in the first full financial year following completion;

•	We expect it to be value accretive, with the transaction valuing Terminix at approximately 19.3x 2021E consensus EBITDA pre synergies; and approximately 13.9x 2021E consensus EBITDA pro forma for aggregate cost synergies across the Combined Group of $150m.

•	We remain committed to Rentokil Initial’s progressive dividend policy;

•	We expect to have leverage metrics consistent with a BBB investment grade rating within two years from completion of the Combination; and

•	We continue to target ‘Net Debt to EBITDA’ of between 2.0x to 2.5x over the medium term.

With that - let me now hand back to Andy to conclude before we take any questions.

Andy Ransom

Colleagues, Customers and ESG & Conclusion.

Thanks Stuart

Colleagues, Customers and ESG

So, we’ve covered the significant value creation opportunities for shareholders, but we also believe that this transaction is value creating for colleagues and for customers.

Today we’ve set out our commitments to engage, train and retain our colleagues and teammates, and to build a shared culture that we can all be proud of.

Part of this will be about fostering a “best of breed” mix for the joint leadership team and throughout the organisation, while of course sharing best practices across the wider group. You probably know that we start every management meeting in Rentokil Initial with safety, and then people and the environment – and this practice will continue in the Combined Group.

For customers, the opportunities to benefit are also clear:

•	Both companies have a strong commitment to customer service;

•	There will be a larger footprint to support global customers;

•	Terminix’s 2.9m customers will get access to Rentokil Initial’s proprietary products, pipeline of innovations and best-in-class digital tools and services;

•	And we’ll also be launching a new innovation centre in the US post completion; and

•	There will be no let-up in our commitment to achieve net zero carbon emissions by 2040, and the development of new more sustainable products, to support our customers own ESG activities.

Creating the Global Leader in Pest Control and Hygiene & Wellbeing

To sum up - we believe that this is a winning combination for colleagues; for customers; and for shareholders:

•	Increasing our share of the global pest control market - adding around £1.5bn of revenues in this highly attractive growth market;

•	Delivering substantially greater scale in North America – creating a platform for growth and deepening route density;

•	Producing a more balanced portfolio and leveraging our strengths in innovation & digital to approximately 2.9m additional customers; and

•	Creating an attractive financial profile and significant value creation for shareholders with run-rate cost synergies of at least $150m over the first 3 years, and enhancing the long-term growth potential of the Combined Group.

So - for several years I’ve been asked regularly about the potential for larger scale consolidation in our industry and I’ve always said that it would only be looked at through the lens of shareholder value and it would need both sides to be fully behind it. Today we’ve got that. Both companies are fully committed to making this transaction a success - for all stakeholders - and we can see compelling industrial logic behind it.

With that I’ll hand back to the operator to manage the Q&A, but please do bear in mind that Terminix is a SEC-registered company and there are certain restrictions on what we can and cannot say. However, we will of course try to be as comprehensive as possible in the Q&A.

Thank you.

Questions And Answers Operator

Thank you, Andy. (Operator Instructions) Our first question today comes from Michael Hoffman of Stifel. Your line is open Michael, Please go ahead.

Q: Michael Hoffman, Stifel Congratulations, Andy A: Andy Ransom Thanks, Michael

Q: Michael Hoffman

So I have a couple of questions, just some logistics mechanical parts of this process. You all have confidence in the second half, but the US government – isn’t actually back to work, they’re still working remotely and so HSR has been really slow. Is there provisions to allow for that within the merger agreement, like what's the terms within the merger agreement about when this has to close before break-up fees kick in? And then could you share with us what the breakup fees are?

A: Andy Ransom

Yeah, sure. Thanks, Michael. Good to hear you. In terms of the breakup fees, I'm not going to dial that out because it's in the R&S somewhere and while I'm talking, Stuart, can dig that out for you. Yeah, from memory, the long stop date, it's a 12-month plus a three-month extension so end of the first quarter 2023, I think is the long stop date. Michael, you're right, one of the reasons we've included our view of H2 is things are taking longer - filings take longer and as you say, the whole working from home and government thing. So we've tried to take that into account, but that’s the long stop date. The fees: 200 million from them to us and 150 the other way around in normal circumstances, the normal sort of thing you’d expect in merger agreements - details are in the R&S.

Q: Michael Hoffman

Okay. And then just to be clear on the consideration. Does the Terminix shareholder have the right, so 100% of shareholders could take 100% cash, or is there a limit based on maxing out on the amount of cash offer, I am just trying to understand.

A: Stuart Ingall-Tombs

Hi, Michael, it's Stuart here. So the cash is maxed at US$1.33 billion and the stock is maxed 643 million shares. So shareholders will elect for either a 100% stock or a 100% cash in the event that cash is oversubscribed, then some cash subscribers will get some stock and the vice versa applies, if stock is oversubscribed and then cash will be allocated across to stockholders. That's the way the mechanism works.

Q: Michael Hoffman

All right. One other mechanical question, are the US shareholders able to option opt-out for the London traded shares or they only can take the ADR?

A: Stuart Ingall-Tombs

That I'll have to come back to you on Michael, honestly I'd be, to use Andy’s term ‘styling it out’ if I answered that. So I'll come back to you.

Q: Michael Hoffman

All right, now to business conditions. If I estimate correctly, you're running at about US$1.3 ish billion revenues in the US today is that about right?

A: Andy Ransom

For our entire business in the States, about US$1.6.

A: Stuart Ingall-Tombs

1.6 dollars. That’s North America.

Q: Michael Hoffman

In the US, how much of that is Pest versus Hygiene?

A: Andy Ransom

How much is pest versus hygiene? Yeah. So we've got about US$100 million of Ambius revenues in the US and we've got probably about, just a few million of Hygiene in Canada. So, the rest is Pest and what we would count as Pest category.

Q: Michael Hoffman

So, 1.45 to 1.5 is Pest – is that the way to think about it.

A: Stuart Ingall-Tombs

Yeah I think so.

Q: Michael Hoffman

Okay. So when you put your business and their business together, I mean it's a three on four. I'm just trying to understand how, what your pitch is to HSR -- how that you get them comfortable. I think this is a terrific transaction we wrote about it in October, we thought this could happen and we think HSR can get comfortable - can you help us understand that because, when you put their US$2 billion and your 1.5 that’s 3.5 out of 11 - that's 30%-ish percent that kind of gets up against when they start getting, you know, feeling weird about combination.

A: Andy Ransom

Well, you’re the expert, Michael, in terms of SEC and what I can and I can’t talk to you in respect to what's in the statement and what's not. But let's cover - just give you a few soundbites that may reassure you somewhat. And the first point, the numbers need to be drilled down. We've got 300 odd million of our revenue is in products and products distribution. It’s still pest control but it's nothing to do with the service business. So you then come down a layer, et cetera. But as you know, and as you’ve commented in your reports there 20,000 pest control Companies across the United States and hundreds of cities and towns. And in any one of those cities and towns, if you look in the online or good old fashion Yellow Pages, you will find a long list of available pest control companies to you in your local area. So, I guess probably all I can say at the moment, because I'm not at liberty to go into details, all I can say is we've done a lot of work as you'd obviously expect at this stage.

We've got comfortable that the transaction gets cleared and we get through this ultimately. But you know, as you say, this is an administrative process and obviously we will follow due process; we’ll get our HSR filings in, really within the next few days and off we’ll go, but we think it's absolutely fine.

Q: Michael Hoffman

And then any comments on post combination management structure in the US?

A: Andy Ransom

Yeah, look what I've said, and I mean it, is that we’ve both got some talented players on our teams and we are looking to form a single team, which is the best of breed. We're not going to come in and say move out of the way you guys, Rentokil’s arrived and Rentokil gets all the top jobs, not at all. The intention is to form a combined team of the talents and that will be a function of who wants to stay, who is up for it, who is excited by it, it's a function of where we've got the vacancies, where we've got some players that perhaps their side is stronger than ours. So you know I’ve seen this a lot of times over my career, and I think people that take a somewhat arrogant view of the acquiring company gets all the top slots. I don't think that's a good plan at all. So that's what we're going to do. But that's going to take some time, I likened it to picking the team, picking the first 11 in football if you like and that's going to take us a few months, but I'm confident we're going to have a really world-class top team and there’s going to be characters from both Terminix and Rentokil on that team.

Q: Michael Hoffman

Terrific. Well, congratulations and thank you for taking the questions.

A: Andy Ransom

Thanks Michael, always good to speak. Cheers.

Operator

Thank you. (Operator Instructions) We have no further questions on the line at the moment.

Andy Ransom

I think we got all questioned out this morning on the first one, so I’ll just pause – Lydia give the colleagues on the call one last chance and if there’s no questions we’ll call it a day then and thank everyone for joining, but let’s have one last chance to see if there’s any questions before we wrap it up.

Operator

OK. As a reminder (Operator Instructions).

Andy Ransom All good Lydia? Operator

There’s no further questions in the queue.

Andy Ransom

Super, lovely. Thanks everyone. Appreciate you joining us and have a great day. Thank you very much.

Additional Information About The Proposed Transaction And Where To Find It

In connection with the proposed transaction between Rentokil Initial plc (“Rentokil”) and Terminix Global Holdings, Inc. (“Terminix”), Rentokil will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Terminix that also constitutes a prospectus of Rentokil. Each of Rentokil and Terminix will also file other relevant documents in connection with the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Terminix. Rentokil will also file a shareholder proxy circular in connection with the proposed transaction with applicable securities regulators in the United Kingdom and the shareholder proxy circular will be sent to Rentokil’s shareholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil and/or Terminix may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX AND RENTOKIL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX, RENTOKIL, THE PROPOSED

TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Rentokil and Terminix with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix online at investors.terminix.com, upon written request delivered to Terminix at 150 Peabody Pl., Memphis, TN 38103, USA, Attention: Corporate Secretary, or by calling Terminix’s Corporate Secretary’s Office by telephone at +1 901-597-1400 or by email at deidre.richardson@terminix.com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder proxy circular and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom by Rentokil online at https://www.rentokil-initial.com, upon written request delivered to Rentokil at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, England, Attention: Katharine Rycroft, or by calling Rentokil by telephone at +44 (0) 7811 270734 or by email at katharine.rycroft@rentokil-initial.com.

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Terminix, Rentokil, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Terminix’s directors and executive officers may be found on its website at corporate.terminix.com/responsibility/corporate-governance and in its 2020 Annual Report on Form 10-K filed with the SEC on February 26, 2021, available at investors.terminix.com and www.sec.gov. Information about Rentokil’s directors and executive officers may be found on its website at https://www.rentokil-initial.com and in its 2020 Annual Report filed with applicable securities regulators in the United Kingdom on March 31, 2021, available on its website at https://www.rentokil-

initial.com. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and shareholder proxy circular and other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom when they become available.

Information Regarding Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Rentokil is unable to achieve the synergies and value creation contemplated by the proposed transaction; Rentokil is unable to promptly and effectively integrate Terminix’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of Rentokil declines following the proposed transaction; legal proceedings are instituted against Terminix or Rentokil; Terminix or Rentokil is unable to retain or hire key personnel; the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Terminix or Rentokil or on Terminix’s or Rentokil’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. or U.K. administration; the ability of Rentokil or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm Rentokil’s or Terminix’s business, including current plans and operations; certain restrictions during the pendency of the acquisition that may impact Rentokil’s or Terminix’s ability to pursue certain business opportunities or strategic transactions; Rentokil’s or Terminix’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Rentokil’s reports available on the National Storage Mechanism at morningstar.co.uk/uk/NSM and on its website at https://www.rentokil-initial.com; and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in Terminix’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus and shareholder proxy circular. While the list of factors presented here is, and the list of factors to be presented in proxy statement/prospectus and shareholder proxy circular will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward- looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither Rentokil nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.